Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company” or “HEXO”)

120 chemin de la Rive

Gatineau, Québec, J8M 1V2

2.	Date of Material Change

March 3, 2022

3.	News Release

A news release dated March 3, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Copies of each news release are available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On March 3, 2022, HEXO announced that Tilray Brands, Inc. (“Tilray Brands”) will acquire US$211 million of senior secured convertible notes (the “Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”). The Transaction is subject to a number of conditions described in Part 5 of this material change report.

HEXO has signed an agreement with KAOS Capital (“KAOS”) and its partners to provide a C$180 million equity backstop to the Company.

HEXO and Tilray Brands have agreed to work together, in good faith, to evaluate cost saving synergies as well as other production efficiencies and propose to enter into definitive agreements related to certain mutually agreed commercial transactions.

5.	Full Description of Material Change

The Transaction

Subject to negotiation of the definitive documents and the satisfaction of specific conditions, Tilray Brands will acquire the Notes that were originally issued by HEXO to HTI. The new terms of the Notes are significantly more favourable to HEXO. The new partnership is expected to create efficiencies of up to C$50 million within two years which will be shared equally between HEXO and Tilray Brands.

Tilray Brands will pay HTI 95% of the then current outstanding principal for the Notes (“Purchase Price”). Until closing, HTI may continue to redeem the Notes pursuant to their terms, however in no event shall the principal of the purchased Notes be less than US$182 million prior to the closing of the Transaction. The initial conversion price will be C$0.90 (subject to adjustment), which, as of March 2, 2022, implies that Tilray Brands has the right to convert the Notes into approximately 37% of the outstanding common shares of HEXO (on a basic basis), inclusive of all equity issuances associated with the Transaction at closing. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof. Tilray Brands and HEXO intend to extend the maturity date by three years, to May 1, 2026. In addition, HEXO will deliver to HTI on closing a number of HEXO common shares equal to (x) 12% of the outstanding principal of the Notes divided by (y) 95% of the most recent closing price of HEXO’s common shares as of March 2, 2022, as a fee for the amendment of the Notes. Such shares will not exceed 9.99% of HEXO’s issued and outstanding common shares on the date of issuance, with any remaining shares to be in the form of nominally priced warrants.

The Transaction is subject to a number of conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation; (iii) receipt of all stock exchange approvals; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of regulatory approvals; (vi) approval of the boards of HEXO and Tilray Brands; (vii) shareholder approval from HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals for the C$180 million committed equity line provided by KAOS.

Standby Commitment

HEXO has entered into an agreement with KAOS pursuant to which HEXO, KAOS and such other parties that may be added to the standby commitment (collectively, the “Standby Parties”) are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for an aggregate of C$5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 10% discount to the 20 day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange (the “TSX”) at the time the demand is made. The maximum standby commitment is expected to be C$180 million over the term of the Standby Agreement (the “Standby Commitment”). A 5% standby commitment fee payable in Common Shares will be due upon the execution of the Standby Agreement. HEXO and the Standby Parties intend to enter into, concurrently with the Standby Agreement, a nomination rights agreement on customary terms. The proceeds from the Standby Commitment are expected to be used to fund interest payments under the Notes and general corporate purposes. The Standby Agreement remains subject to negotiation and, among other things, receipt of necessary regulatory and TSX approvals.

Commercial Transactions

As consideration for entering into the Transaction, HEXO and Tilray Brands have agreed to work together, in good faith, to evaluate cost saving synergies as well as other production efficiencies and propose to enter into definitive agreements related to certain mutually agreed commercial transactions. These mutually beneficial commercial transactions are expected to include (i) cultivation and processing services, (ii) certain Cannabis 2.0 products (including pre-rolls), each with a view to achieving optimal profitability between HEXO and Tilray Brands, and (iii) establishing a joint venture company that will provide shared services to both companies. Total savings, which will be shared equally between HEXO and Tilray Brands, are expected to be up to C$50 million within two years.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Scott Cooper, Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

March 3, 2022